

WORLDWIDE
EXCELLENCE

11872 La Grange Ave., 1st Floor
Los Angeles, CA 90025
310-575-0955

October 5, 2005

Lester Tanner, Esq.
President and CEO
MFC Development Corp.
271 North Avenue, Suite 520
New Rochelle, NY 10801

> RE: Acquisition Agreement dated as of July 29, 2005 by and among
> Worldwide Excellence, Inc., MFC Development Corp., and the
> Shareholders of Worldwide Excellence, Inc. ("Acquisition
> Agreement")

Dear Lester:

This letter confirms our recent discussions:-

(a)   Under Article 5 of the Acquisition Agreement, we hereby mutually agree to extend the closing date to on or prior to November 1, 2005 and

(b)   The definition of the term "Offering: set forth in the fourth WHEREAS clause on page 1 of the Acquisition Agreement is hereby modified to read as follows:

> "WHEREAS, WWE, prior to the Closing Date, intends to raise at least one million five hundred thousand ($1,500,000) dollars (with an over-allotment of an additional one million seven hundred fifty thousand ($1,750,000) dollars) pursuant to a private offering of MFC Convertible Preferred Stock and Warrants to purchase MFC Common Stock (the "Offering")"

Sincerely,

Worldwide Excellence, Inc.

By: _____

Jeffrey S. Edell, President and

CEO

Consented and agreed to:

MFC Development Corp.

By: _____

Lester Tanner, President and CEO